SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                               THE WMF GROUP, LTD.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    929289106
                          ----------------------------
                                 (CUSIP Number)

James M. Better                                Jeffrey J. Rosen, Esq.
Capricorn Investors II, L.P.                   O'Melveny & Myers LLP
c/o Capricorn Holdings, LLC                    The Citicorp Center
30 East Elm Street                             153 East 53rd Street, 54th Floor
Greenwich, Connecticut  06830                  New York, New York 10022-4611
(203) 861-6600                                 (212) 326-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 10, 2000
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 929289106
             ---------

                               Page 1 of 8 Pages

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Capricorn Holdings, Inc. (formerly known as Winokur Holdings, Inc.)
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           163,533
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                   163,533
                                              ----------------------------------
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  163,533
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.5%*
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14       TYPE OF REPORTING PERSON

              CO
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----------
*        See Explanatory Note, below.

                               Page 2 of 8 Pages

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Capricorn Investors II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           1,745,532
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                   1,745,532
                                              ----------------------------------
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,745,532
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.59%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

----------
*        See Explanatory Note, below.

                               Page 3 of 8 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Capricorn Holdings, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           1,745,532
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                   1,745,532
                                              ----------------------------------
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,745,532
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              15.9%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              OO
--------------------------------------------------------------------------------

----------
*        See Explanatory Note, below.

                               Page 4 of 8 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Herbert S. Winokur, Jr.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           1,919,065
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                   1,919,065
                                              ----------------------------------
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,919,065
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              17.5%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

----------
*        See Explanatory Note, below.

                               Page 5 of 8 Pages

         This Amendment No. 7 to Schedule 13D (as amended from time to time, the "SCHEDULE 13D") filed on November 25, 1997, by Capricorn Investors, L.P. ("CAPRICORN I"), Capricorn Holdings, G.P. ("CAPRICORN HOLDINGS, G.P."), Winokur Holdings, Inc. ("WINOKUR Holdings"), Herbert S. Winokur, Jr. ("WINOKUR"), Capricorn Investors II, L.P. ("CAPRICORN II") and Capricorn Holdings, LLC ("CAPRICORN HOLDINGS, LLC"), is hereby filed by Capricorn Holdings, Inc. (formerly known as Winokur Holdings, Inc.), Capricorn II, Capricorn Holdings, LLC, and Winokur (collectively, the "REPORTING PERSONS"), with respect to the Common Stock, par value $.01 per share ("COMMON STOCK"), of The WMF Group, Ltd. (the "COMPANY"), and amends Items 4, 5, 6 and 7 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

         EXPLANATORY NOTE

         This Amendment No. 7 assumes that the number of shares of Common Stock outstanding as of the date of this Schedule 13D was 10,959,321 shares of Common Stock as stated in the Company's 10-K/A filed on April 28, 2000.

ITEM 4.  PURPOSE OF TRANSACTION

         The information previously furnished in response to this item is amended by adding thereto the following:

         On May 10, 2000, the Company, Prudential Mortgage Capital Acquisition Corp., a Delaware limited liability company (the "PARENT"), Prudential Mortgage Capital Acquisition Corp., a Delaware corporation that is a wholly-owned subsidiary of Parent (the "Purchaser") and The WMF Group, Ltd. ("WMF") entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT"). Under the terms of the Merger Agreement, the Purchaser has agreed to commence a tender offer to purchase for cash all of the issued and outstanding shares, $.01 par value per share, of WMF ("WMF COMMON STOCK") at a price of $8.90 per share (the "TENDER OFFER"), upon the terms and subject to the conditions contained in the Merger Agreement. The Merger Agreement further provides that, as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into WMF.

         Contemporaneously with the execution of the Merger Agreement, Parent entered into a stockholders agreement (the "STOCKHOLDERS AGREEMENT") with Capricorn II, Capricorn Holdings, Inc. and certain other holders of the Common Stock listed in Schedule A thereto (Capricorn II, Capricorn Holdings, Inc. and the Stockholders listed on such Schedule A are collectively referred to as the "PRINCIPAL STOCKHOLDERS"). Pursuant to the Stockholders Agreement, each of Capricorn II and Capricorn Holdings, Inc. have agreed to tender all shares of WMF Common Stock beneficially owned by them in the Tender Offer other than as set forth in the Stockholders Agreement. The Stockholders Agreement also provides for, among other things, the agreement of each Principal Stockholder to cause all shares of WMF Common Stock beneficially owned by such Principal Stockholder

                               Page 6 of 8 Pages

(except as otherwise set forth in the Stockholders Agreement) to vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and to vote against any Acquisition Proposal (as defined in the Merger Agreement), any amendment to WMF's certificate of incorporation or by-laws or other proposal, which transaction, amendment or proposal would be reasonably likely to impede, frustrate, prevent or nullify the Merger or the Merger Agreement or any other transactions contemplated by the Merger Agreement. Each Principal Stockholder has agreed not to transfer, or enter into any arrangement with respect to any transfer of, any of such Principal Stockholder's WMF Common Stock or to enter into any voting arrangement in connection with any Acquisition Proposal and agreed not to commit or agree to take any of the foregoing actions other than transfers to such Principal Stockholder's Affiliates (as defined in the Stockholders Agreement) provided that such Affiliates agree to be bound by the terms of the Stockholders Agreement. The Stockholders Agreement will terminate upon the earlier of (i) the Effective Date (as defined in the Merger Agreement) and (ii) the date upon which the merger Agreement is terminated in accordance with its terms. The description of the Stockholders Agreement is qualified by reference to the Stockholders Agreement filed herewith.

         A copy of the Merger Agreement has been filed with the Securities and Exchange Commission (the "SEC") by the Company as an Exhibit 2.2 to the current Report on Form 8-K of the Company dated May 10, 2000. The description of the Merger Agreement is qualified by reference to the Merger Agreement as filed with the SEC.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information previously furnished in response to this item is amended by adding thereto the following:

         As of the date of this Amendment No. 7 to Schedule 13D, and based upon
(i) 10,959,321 shares of Common Stock outstanding as reported by the Company in its 10-K/A filed on April 28, 2000, (ii) 5,000 shares of Common Stock issuable on or after June 30, 2000 upon exercise of an option granted to Capricorn II on December 31, 1999 (the "1999 OPTION"), (iii) 5,000 shares of Common Stock issuable upon exercise of the 1998 Option and (iv) 5,000 shares issuable upon exercise of the 1997 Option, (a) Capricorn Holdings, Inc. is the direct beneficial owner of 163,533 shares of Common Stock, and Winokur is the indirect beneficial owner of the shares of Common Stock held by Capricorn Holdings, Inc.; Capricorn II is the direct beneficial owner of 1,745,532 shares of Common Stock, and Capricorn Holdings, LLC and Winokur are the indirect beneficial owners of the shares of Common Stock held by Capricorn II; and Winokur is the indirect beneficial owner of the 1,919,065 shares of Common Stock held through Capricorn Holdings, Inc., Capricorn II and the Trusts; and (b) Capricorn Holdings, Inc. is the direct beneficial owner of shares equal to approximately 1.5% of the number of shares of Common Stock that were then outstanding; Capricorn II is the direct beneficial owner of shares equal to approximately 15.9% of the number of shares of Common Stock that were then outstanding; Capricorn Holdings, LLC is the indirect beneficial owner of shares equal to approximately 15.9% of the number of shares of Common Stock that were then outstanding; and Winokur is the indirect beneficial owner of shares equal to approximately 17.5% of the number of shares of Common Stock that were then outstanding.

         Upon the consummation of the transactions contemplated by the Merger Agreement and the Stockholders Agreement, none of the Reporting Persons will beneficially own any WMF Common Stock, except with respect to the Trust Shares, which are not required to be tendered in the Tender Offer and for which Mr. Winokur may be deemed to be a beneficial owner.

                               Page 7 of 8 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information previously furnished in response to this item is amended by adding thereto the following:

         Reference is made to Item 4 above and the exhibits to this Schedule 13D for a description of the Merger Agreement and the Stockholders Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The information previously furnished in response to this item is amended by adding thereto the following:

Exhibit 99.1. Stockholders Agreement dated as of May 10, 2000 among Prudential Mortgage Capital Company, LLC and the holders listed on Schedule A attached thereto of shares of Common Stock of WMF Group, Ltd.

                               Page 8 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 11, 2000




CAPRICORN HOLDINGS, INC.
(formerly Winokur Holdings, Inc.)



By: /s/ HERBERT S. WINOKUR, JR.
    ----------------------------------
    Herbert S. Winokur, Jr., President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 11, 2000




CAPRICORN INVESTORS II, L.P.


By: Capricorn Holdings, LLC,
         its General Partner

By: /s/ HERBERT S. WINOKUR, JR.
     --------------------------------
     Herbert S. Winokur, Jr., Manager

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 11, 2000




CAPRICORN HOLDINGS, LLC



By: /s/ HERBERT S. WINOKUR, JR.
    --------------------------------
    Herbert S. Winokur, Jr., Manager

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 11, 2000




By: /s/ HERBERT S. WINOKUR, JR.
    ------------------------------
    Herbert S. Winokur, Jr.